SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549





                                 FORM 11-K




(Mark one)

      [ X ] Annual Report Pursuant to Section 15(d) of the
              Securities Exchange Act of 1934         [Fee Required]

For the fiscal year ended December 31, 1993

                                    or

      [   ] Transition Report Pursuant to Section 15(d) of the
              Securities Exchange Act of 1934         [No Fee Required]

For the transition period from ________________ to _________________




Commission File Number 1-5057



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         BOISE CASCADE CORPORATION
                 QUALIFIED EMPLOYEE SAVINGS TRUST (QUEST)





B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         BOISE CASCADE CORPORATION
                           One Jefferson Square
                                P.O. Box 50
                          Boise, Idaho 83728-0001

                REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Board of Directors of
      Boise Cascade Corporation:


      We have audited the accompanying combined statements of participants' equity and net assets available for plan benefits of the Boise Cascade Corporation Qualified Employee Savings Trust (QUEST) as of December 31, 1993, 1992, and 1991, and the related combined statements of changes in participants' equity and net assets available for plan benefits for the years then ended. These financial statements and the schedules referred to below are the responsibility of Boise Cascade Corporation. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and signi-ficant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of the Boise Cascade Corporation Qualified Employee Savings Trust (QUEST) as of December 31, 1993, 1992, and 1991, and the combined changes in participants' equity and net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

      Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules I, II, III, IV, and V are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and/or the Securities and Exchange Commission rules and regulations under the Securities Exchange Act of 1934. Such schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.




Boise, Idaho
April 15, 1994                                  ARTHUR ANDERSEN & CO.

BOISE CASCADE CORPORATION

QUALIFIED EMPLOYEE SAVINGS TRUST (QUEST)

COMBINED STATEMENTS OF PARTICIPANTS' EQUITY AND
  NET ASSETS AVAILABLE FOR PLAN BENEFITS (Note 2)


                                                     December 31
                                            1993          1992         1991

Assets
  Investments, at current value
    (Note 1)                            $13,555,723  $ 9,838,289   $ 7,063,806
  Cash                                        5,067          323         1,520
  Short-term securities at cost,
    which approximates market                52,004       23,234        25,000
  Dividends receivable                        5,712        4,980         2,230
  Due from participants                       1,371        2,180         1,572
  Due from other of the Plan's funds          3,695        1,782          -
  Company contributions receivable              423          782           678
  Interest receivable                           105           36            93
                                        ___________  ___________   ___________
                                         13,624,100    9,871,606     7,094,899
                                        ___________  ___________   ___________

Liabilities
  Due to other of the Plan's funds            3,695        1,782          -
  Due to participants                            41          164          -
  Due to Company                               -           3,953          -
  Accounts payable                             -            -           18,031
  Other                                       4,146        1,986         1,522
                                        ___________  ___________   ___________
                                              7,882        7,885        19,553
                                        ___________  ___________   ___________

Participants' equity and net assets
  available for plan benefits at
  end of the year                       $13,616,218  $ 9,863,721   $ 7,075,346

COMBINED STATEMENTS OF CHANGES IN PARTICIPANTS' EQUITY AND
  NET ASSETS AVAILABLE FOR PLAN BENEFITS (Note 2)

                                                     December 31
                                            1993          1992         1991
Participants' equity and net assets
  provided by (used for)
  Investment income
    Interest income                     $   648,321  $   526,018   $   383,243
    Dividend income and mutual
      fund distributions                    264,612       53,954        43,752
  Contributions
    Participants' contributions           2,231,558    1,893,704     1,669,706
    Company contributions                   992,689      860,618       753,392
    Forfeitures (Note 1)                     (6,904)     (24,256)      (14,722)
  Amounts transferred from other
    plans (Note 1)                           26,093         -             -
  Appreciation (depreciation) of
    investments, net (Note 1)               (11,012)     (71,191)      215,311
  Payments to participants (Note 1)        (392,860)    (450,472)     (187,514)
                                        ___________  ___________   ___________

Increase in participants' equity
  and net assets                          3,752,497    2,788,375     2,863,168
Participants' equity and net assets
  available for plan benefits at
    Beginning of the year                 9,863,721    7,075,346     4,212,178
                                        ___________  ___________   ___________
    End of the year                     $13,616,218  $ 9,863,721   $ 7,075,346

The accompanying notes are an integral part of these Financial Statements.

                         BOISE CASCADE CORPORATION

                 QUALIFIED EMPLOYEE SAVINGS TRUST (QUEST)

                       NOTES TO FINANCIAL STATEMENTS



1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PLAN DESCRIPTION. The Boise Cascade Corporation Qualified Employee Savings Trust (the "Plan") is a defined contribution plan and is administered by Boise Cascade Corporation. At December 31, 1993, 1,057 U.S. nonunion hourly employees and 64 former employees at selected locations of Boise Cascade Corporation, its U.S. subsidiaries, and certain affiliates (collectively the "Company") were participating in the Plan.

Participants who are employees of the Company may contribute to the Plan in whole percentages of their compensation for each pay period. The Company's contributions to the Plan and amounts that may be contributed by participants vary by covered locations. In addition, amounts that participants may contribute to the Plan are subject to limitations set forth in the Internal Revenue Code (the "Code").

The Plan provides that participants may contribute to the Plan in accordance with Section 401(k) of the Code. These participants defer income taxes by reducing their current taxable income for federal and most state income tax purposes by the amount of their contributions. The contributions, including associated net earnings on investments, become subject to taxation at the time the participant withdraws them from the Plan (see Note 3). Participants may also elect to contribute to the Plan without deferring income taxes on amounts contributed. Taxation of net earnings on such contributions is deferred until the earnings are distributed from the Plan. Participants may make pretax and after-tax contributions. Participants' contributions are recorded in either a "Before-Tax Contribution Account" or an "After-Tax Contribution Account" as appropriate.

INVESTMENTS. At December 31, 1993, the Plan had investment funds consisting of: a Fixed Income Fund that invests primarily in bank and insurance investment contracts that provide a fixed interest rate; a Diversified Common Stock Fund that invests primarily in mutual funds that invest in common stocks or securities that are convertible into common stocks; and a Boise Cascade Corporation Common Stock Fund that invests primarily in the Company's $2.50 par value common stock. Investments in these funds are made in accordance with guidelines in the Master Trust Agreement for Defined Contribution Plans between State Street Bank and Trust Company, as trustee, and the Company (the "Trust") and are apportioned among the funds as directed by each participant. The Plan also had a Participants' Loan Fund (see Note 2).

The following table sets forth rates of return experienced by each of the Plan's funds for the years indicated:

                                         Year Ended December 31
                                     1993          1992         1991

Fixed Income Fund                     7.42%        8.31%        8.95%
Diversified Common Stock Fund         9.23        (4.32)       50.76
Boise Cascade Corporation
  Common Stock Fund                  13.59        (2.45)       (8.30)

The detail of the investments of each fund is as follows:

                                         Shares Held                    Current
                                         at the End      Cost of     Value at End
                                         of the Year    Each Item    of the Year
1993
Fixed Income Fund
  State Street Bank and Trust Company
    (Pooled Investments)                               $9,381,780    $9,381,780

Diversified Common Stock Fund
  Twentieth Century Investors, Inc.
    Growth Fund                            50,858      $1,124,715    $1,139,213
    Select Fund                            28,549       1,139,672     1,126,530
                                                       __________    __________
                                                       $2,264,387    $2,265,743

Boise Cascade Corporation
  Common Stock Fund                        38,081      $  914,428    $  894,904

Participants' Loan Fund                                $1,013,296    $1,013,296


1992
Fixed Income Fund
  State Street Bank and Trust Company
    (Pooled Investments)                               $7,143,299    $7,143,299

Diversified Common Stock Fund
  Twentieth Century Investors, Inc.
    Growth Fund                            27,618      $  568,603    $  672,766
    Select Fund                            17,249         660,552       667,880
                                                       __________    __________
                                                       $1,229,155    $1,340,646

Boise Cascade Corporation
  Common Stock Fund                        33,200      $  805,046    $  701,350

Participants' Loan Fund                                $  652,994    $  652,994


1991
Fixed Income Fund
  State Street Bank and Trust Company
    (Pooled Investments)                               $5,318,065    $5,318,065

Diversified Common Stock Fund
  Twentieth Century Investors, Inc.
    Growth Fund                            21,303      $  383,939    $  550,248
    Select Fund                            11,924         444,021       505,559
                                                       __________    __________
                                                       $  827,960    $1,055,807

Boise Cascade Corporation
  Common Stock Fund                        15,729      $  459,604    $  349,970

Participants' Loan Fund                                $  339,964    $  339,964



The following schedule sets forth the number of employee participants making contributions to the Plan's investment funds:

                                           Number of Employee Participants
                                         Making Contributions at December 31
Title of Fund                                1993        1992        1991

Fixed Income Fund                             545         545         561
Diversified Common Stock Fund                  92          64          49
Boise Cascade Corporation Common
  Stock Fund                                   10          10          13
Participants contributing to more
  than one fund                               298         235         180
                                            _____       _____       _____
    Total                                     945         854         803


FORFEITURES.  Contributions that are made by participants are fully vested at the time they are made. Participants' interest in contributions that the Company has made on their behalf become vested at the earlier of the time the participant reaches age 65, or (pursuant to definitions in the Plan) the participant has made contributions to the Plan for 36 months, or has five
years of credited service with the Company.   Vesting also occurs upon the
death of the participant, if termination of employment occurs due to total disability, or if the Company terminates the Plan. Unvested amounts that have been forfeited will generally be restored to the participant if reemployment occurs within a five-year period, as defined by the Plan. Forfeited Company contributions are used to offset amounts that the Company will contribute to the Plan in the future.

PAYMENTS TO PARTICIPANTS. The Plan pays amounts due to participants who are withdrawing part or all of their interest in the Plan approximately 25 days after the end of the month during which the participant informs the Plan's administrator of his or her intention to make the withdrawal.

APPRECIATION (DEPRECIATION) OF INVESTMENTS. Appreciation (depreciation) of investments in the Diversified Common Stock Fund and the Boise Cascade Corporation Common Stock Fund are recognized based on quoted market prices. The cost of any investments sold or distributed is based on average cost.

The following table sets forth that portion of the total net appreciation (depreciation) that was realized through sale or distribution in each of these funds during the years ended December 31, 1993, 1992, and 1991:

                                                           Boise
                                                          Cascade
                                         Diversified    Corporation
                                           Common         Common
                                         Stock Fund     Stock Fund     Combined
1993
Current value                             $221,952       $ 15,112       $237,064
Average cost                               204,533         17,580        222,113
                                          ________       ________       ________
  Net appreciation (depreciation)
    realized                              $ 17,419       $ (2,468)      $ 14,951

1992
Current value                             $355,592       $  1,058       $356,650
Average cost                               315,952          1,471        317,423
                                          ________       ________       ________
  Net appreciation (depreciation)
    realized                              $ 39,640       $   (413)      $ 39,227

1991
Current value                             $138,743       $  1,682       $140,425
Average cost                               121,771          1,944        123,715
                                          ________       ________       ________
  Net appreciation (depreciation)
    realized                              $ 16,972       $   (262)      $ 16,710

The changes in the unrealized portion of the net appreciation (depreciation) of investments during the years were as follows:

                                                        Boise
                                                       Cascade
                                      Diversified    Corporation
                                        Common         Common
                                      Stock Fund     Stock Fund     Combined

Balance at December 31, 1990          $ (18,574)     $ (61,814)     $ (80,388)
  Unrealized net appreciation
    (depreciation)                      246,421        (47,820)       198,601
                                      _________      _________      _________
Balance at December 31, 1991            227,847       (109,634)       118,213
  Unrealized net appreciation
    (depreciation)                     (116,356)         5,938       (110,418)
                                      _________      _________      _________
Balance at December 31, 1992            111,491       (103,696)         7,795
  Unrealized net appreciation
    (depreciation)                     (110,135)        84,172        (25,963)
                                      _________      _________      _________
Balance at December 31, 1993          $   1,356      $ (19,524)     $ (18,168)

EXPENSES. The Plan provides that all expenses of administration of the Plan may be paid out of the assets of the Plan. Expenses not paid by the Plan will be paid by the Company. In 1993, the Company paid all administration expenses of the Plan, except for brokerage fees and related taxes on security transactions. Investment management fees incurred by the investment funds of the Plan are paid from the assets of the fund to which they relate.

TRANSFERS FROM OTHER PLANS. During the year ended December 31, 1993, certain participants transferred their account balances from other tax-qualified profit sharing/401(k) benefit plans sponsored by previous employers into the Plan.

2. LOANS TO PARTICIPANTS

Participants who have made contributions to the Plan pursuant to Code
Section 401(k) may, subject to the terms of the Plan, apply for loans from the Plan secured by such contributions. Such loans do not constitute withdrawals from the Plan. The "Investments, at current value" account in the Combined Statements of Participants' Equity and Net Assets Available for Plan Benefits at December 31, 1993, 1992, and 1991, included $1,013,296, $652,994, and $339,964 of outstanding loans to Plan participants. The interest rate charged on these loans was 7.5% for 1993, 8% for 1992, and 9% for 1991. Participant loans are reflected in the Combined Statements of Changes in Participants' Equity and Net Assets Available for Plan Benefits as follows:

                                            Year Ended December 31
                                     ___________________________________
                                        1993         1992        1991

Loans initiated, net of repayments
  and interest                       $  326,812   $  313,780  $  231,021
Interest income                          67,436       43,116      18,345
Payments to participants                (33,946)     (43,866)     (1,658)
                                     __________   __________  __________
Increase in participants' loans         360,302      313,030     247,708
Participants' loans:
  Beginning of the period               652,994      339,964      92,256
                                     __________   __________  __________
  End of the period                  $1,013,296   $  652,994  $  339,964

3.    FEDERAL INCOME TAXES

The Plan obtained its latest determination letter on September 22, 1989, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. As so qualified, the Company is entitled, for federal income tax purposes, to deduct its contributions to the trust fund up to the maximum amount permitted by the Code. The Plan has been amended since receiving the determination letter. The Company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Company believes that the Plan was qualified and the related trust was tax exempt as of the financial statement date.

Under the Plan, as so qualified, the Company understands that a participant is not subject to federal income tax on his or her share of employer contri-butions, the appreciation thereon, or the appreciation on the participant's contributions until these amounts are paid to the participant.

Schedule I                                                                                               EIN 82-01009
                                                                                                         Item 27(a)

                                                 BOISE CASCADE CORPORATION
                                         QUALIFIED EMPLOYEE SAVINGS TRUST (QUEST)
                                      SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                                     DECEMBER 31, 1993


                                               Description of Investment Including
Name of Issue, Borrower,                          Maturity Date, Rate of Interest,
Lessor, or Similar Party                        Collateral, Par, or Maturity Value            Cost       Current Value

FIXED INCOME FUND

  State Street Bank and Trust Company(1)           Pooled Investments                      $9,381,780      $9,381,780

DIVERSIFIED COMMON STOCK FUND

  Twentieth Century Investors, Inc.                Growth Fund, 50,858 shares              $1,124,715      $1,139,213
                                                   Select Fund, 28,549 shares               1,139,672       1,126,530
                                                                                           $2,264,387      $2,265,743

BOISE CASCADE CORPORATION COMMON STOCK FUND

  Boise Cascade Corporation(1)                     Boise Cascade Corporation
                                                     Common Stock, 38,081 shares           $  914,428      $  894,904

  State Street Bank and Trust Company(1)           Short-Term Investment Fund,
                                                     due dates and interest rates
                                                     variable                              $   52,004      $   52,004

PARTICIPANTS' LOAN FUND

  Boise Cascade Corporation(1)                     Loans to plan participants,
                                                     due dates variable,
                                                     7.5% interest rate
                                                                                           $1,013,296      $1,013,296

(1)Known party-in-interest.


BOISE CASCADE CORPORATION                                          EIN 82-01009

QUALIFIED EMPLOYEE SAVINGS TRUST (QUEST)
FIXED INCOME FUND

SCHEDULE II -- STATEMENTS OF PARTICIPANTS' EQUITY AND
  NET ASSETS AVAILABLE FOR PLAN BENEFITS



                                                     December 31
                                            1993         1992          1991

Assets
  Investments, at current value          $9,381,780   $7,143,299    $5,318,065
  Cash                                        4,216          242          -
  Due from participants                         337        1,581         1,226
  Company contributions receivable              161          467           508
                                         __________   __________    __________
                                          9,386,494    7,145,589     5,319,799
                                         __________   __________    __________

Liabilities
  Due to other of the Plan's funds            3,695         -             -
  Due to participants                            20          138          -
  Due to Company                               -           2,711          -
  Other                                       4,146        1,986         1,522
                                         __________   __________    __________
                                              7,861        4,835         1,522
                                         __________   __________    __________

Participants' equity and net assets
  available for plan benefits at
  end of the year                        $9,378,633   $7,140,754    $5,318,277

SCHEDULE III -- STATEMENTS OF CHANGES IN PARTICIPANTS' EQUITY AND
  NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                     December 31
                                            1993         1992          1991
Participants' equity and net assets
  provided by (used for)
  Investment income
    Interest income                      $  579,762   $  482,036    $  363,825
  Contributions
    Participants' contributions           1,636,835    1,412,584     1,335,716
    Company contributions                   741,866      656,526       610,379
    Forfeitures                              (5,756)     (16,853)      (11,108)
  Amounts transferred from other
    plans                                    13,340         -             -
  Transfers between funds                  (163,802)    (133,435)      (12,871)
  Loans initiated, net of repayments
    and interest                           (261,374)    (231,759)     (195,240)
  Payments to participants                 (302,992)    (346,622)     (159,272)
                                         __________   __________    __________

Increase in participants' equity
  and net assets                          2,237,879    1,822,477     1,931,429
Participants' equity and net assets
  available for plan benefits at
    Beginning of the year                 7,140,754    5,318,277     3,386,848
                                         __________   __________    __________
    End of the year                      $9,378,633   $7,140,754    $5,318,277

BOISE CASCADE CORPORATION                                         EIN 82-01009

QUALIFIED EMPLOYEE SAVINGS TRUST (QUEST)
DIVERSIFIED COMMON STOCK FUND

SCHEDULE II -- STATEMENTS OF PARTICIPANTS' EQUITY AND
  NET ASSETS AVAILABLE FOR PLAN BENEFITS



                                                     December 31
                                            1993         1992          1991

Assets
  Investments, at current value          $2,265,743   $1,340,646    $1,055,807
  Cash                                          629           81           491
  Due from participants                       1,014          245           209
  Company contributions receivable              257          137            90
  Due from other of the Plan's funds          1,848         -             -
                                         __________   __________    __________
                                          2,269,491    1,341,109     1,056,597
                                         __________   __________    __________

Liabilities
  Due to participants                            21           26          -
  Due to other of the Plan's funds             -           1,782          -
  Due to Company                               -           1,120          -
                                         __________   __________    __________
                                                 21        2,928          -
                                         __________   __________    __________

Participants' equity and net assets
  available for plan benefits at
  end of the year                        $2,269,470   $1,338,181    $1,056,597

SCHEDULE III -- STATEMENTS OF CHANGES IN PARTICIPANTS' EQUITY AND
  NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                 Year Ended December 31
                                            1993         1992          1991
Participants' equity and net assets
  provided by (used for)
  Investment income
    Dividend income and mutual
      fund distributions                 $  243,752   $   38,498    $   28,142
  Contributions
    Participants' contributions             465,240      382,002       232,265
    Company contributions                   193,417      158,368        96,400
    Forfeitures                                (427)      (5,137)       (2,156)
  Amounts transferred from other
    plans                                    12,425         -             -
  Appreciation (depreciation) of
    investments, net                        (92,716)     (76,716)      263,393
  Transfers between funds                   164,445     (100,440)        7,731
  Loans initiated, net of repayments
    and interest                            (43,292)     (71,789)      (25,890)
  Payments to participants                  (11,555)     (43,202)      (17,708)
                                         __________   __________    __________

Increase in participants' equity
  and net assets                            931,289      281,584       582,177
Participants' equity and net assets
  available for plan benefits at
    Beginning of the year                 1,338,181    1,056,597       474,420
                                         __________   __________    __________
    End of the year                      $2,269,470   $1,338,181    $1,056,597

BOISE CASCADE CORPORATION                                         EIN 82-01009

QUALIFIED EMPLOYEE SAVINGS TRUST (QUEST)
BOISE CASCADE CORPORATION COMMON STOCK FUND

SCHEDULE II -- STATEMENTS OF PARTICIPANTS' EQUITY AND
  NET ASSETS AVAILABLE FOR PLAN BENEFITS


                                                     December 31
                                            1993         1992          1991

Assets
  Investments, at current value          $  894,904   $  701,350    $  349,970
  Cash                                          222         -            1,029
  Short-term securities at cost,
    which approximates market                52,004       23,234        25,000
  Dividends receivable                        5,712        4,980         2,230
  Due from other of the Plan's funds          1,847        1,782          -
  Due from participants                          20          354           137
  Company contributions receivable                5          178            80
  Interest receivable                           105           36            93
                                         __________   __________    __________
                                            954,819      731,914       378,539
                                         __________   __________    __________

Liabilities
  Due to Company                               -             122          -
  Accounts payable                             -            -           18,031
                                         __________   __________    __________
                                               -             122        18,031
                                         __________   __________    __________

Participants' equity and net assets
  available for plan benefits at
  end of the year                        $  954,819   $  731,792    $  360,508

SCHEDULE III -- STATEMENTS OF CHANGES IN PARTICIPANTS' EQUITY AND
  NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                     December 31
                                            1993         1992          1991
Participants' equity and net assets
  provided by (used for)
  Investment income
    Dividend income                      $   20,860   $   15,456    $   15,610
    Interest income                           1,123          866         1,073
  Contributions
    Participants' contributions             129,483       99,118       101,725
    Company contributions                    57,406       45,724        46,613
    Forfeitures                                (721)      (2,266)       (1,458)
  Amounts transferred from other
    plans                                       328         -             -
  Appreciation (depreciation) of
    investments, net                         81,704        5,525       (48,082)
  Transfers between funds                      (643)     233,875         5,140
  Loans initiated, net of repayments
    and interest                            (22,146)     (10,232)       (9,891)
  Payments to participants                  (44,367)     (16,782)       (8,876)
                                         __________   __________    __________

Increase in participants' equity
  and net assets                            223,027      371,284       101,854
Participants' equity and net assets
  available for plan benefits at
    Beginning of the year                   731,792      360,508       258,654
                                         __________   __________    __________
    End of the year                      $  954,819   $  731,792    $  360,508

Schedule IV                                                                                                         EIN 82-01009
                                                                                                                    Item 27(d)
                                                       BOISE CASCADE CORPORATION
                                               QUALIFIED EMPLOYEE SAVINGS TRUST (QUEST)
                                                  SCHEDULE OF REPORTABLE TRANSACTIONS
                                                 FOR THE YEAR ENDED DECEMBER 31, 1993


                           Description of                              Total            Expense                  Current
                           Asset (Include                    Total    Dollar           Incurred                 Value of
                        Interest Rate and      Number       Dollar     Value               with                 Asset on
   Identity of                Maturity in   of Trans-     Value of  of Sales    Lease     Trans-    Cost of  Transaction    Net Gain
Party Involved              Case of Loan)     actions    Purchases     Price   Rental    action       Asset         Date   or (Loss)

State Street           State Street
  Bank and Trust         Short-Term
  Company (1)            Investment Fund,
                         interest rates and
                         due dates variable      40     $  284,145  $    -    $    -   $    -    $  284,145   $  284,145  $   -

State Street           State Street
  Bank and Trust         Short-Term
  Company (1)            Investment Fund,
                         interest rates and
                         due dates variable      21           -       255,375      -        -       255,375      255,375      -

Twentieth Century      27,149 shares of
  Investors, Inc.        Growth Fund             28        638,879       -         -        -       638,879      638,879      -

Twentieth Century      3,909 shares of
  Investors, Inc.        Growth Fund             18           -        93,438      -        -        82,767       93,438    10,671

Twentieth Century      14,447 shares of
  Investors, Inc.        Select Fund             28        600,886       -         -        -       600,886      600,886      -

Twentieth Century      3,147 shares of
  Investors, Inc.        Select Fund             18           -       128,514      -        -       121,766      128,514     6,748


(1) Known party-in-interest.


BOISE CASCADE CORPORATION
QUALIFIED EMPLOYEE SAVINGS TRUST (QUEST)
SCHEDULE V
                        SCHEDULE OF THE PLAN'S ACTIVITY IN
                      THE STATE STREET BANK AND TRUST COMPANY
                               (POOLED INVESTMENTS)

                                                           Year Ended
                                                        December 31, 1993
Plan's proportionate share in the net investments
  of the State Street Bank and Trust Company (Pooled
  Investments) at beginning of the year                     $  7,143,299
                                                            ____________

    Investments                                                2,741,684

    Withdrawals                                               (1,092,092)

    Proportionate share of the interest income earned
      on investments                                             588,889
                                                            ____________
                                                               2,238,481
                                                            ____________
Plan's proportionate share in the net investments
  of the State Street Bank and Trust Company (Pooled
  Investments) at end of the year                           $  9,381,780


The following is a summary of the assets and liabilities of the State Street Bank and Trust Company (Pooled Investments) and the Plan's proportionate share in the net assets available:

                                                        December 31, 1993

Cash and cash equivalents                                   $ 11,383,916

Fixed income securities                                      304,503,974

Accrued interest                                               1,891,890
                                                            ____________
                                                            $317,779,780

Plan's proportionate share in net assets available          $  9,381,780

Changes in assets and liabilities of the State Street Bank and Trust Company (Pooled Investments) are as follows:

                                                           Year Ended
                                                        December 31, 1993

Balance at beginning of the year                            $236,810,280
                                                            ____________

Amounts purchased by participating plans                      82,998,114

Amounts withdrawn by participating plans                     (23,893,523)
                                                            ____________

  Net amounts purchased by participating plans                59,104,591

Interest income                                               21,864,909
                                                            ____________

Balance at end of the year                                  $317,779,780

                                SIGNATURES


      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                   BOISE CASCADE CORPORATION
                                   QUALIFIED EMPLOYEE SAVINGS TRUST (QUEST)



Date:  June 15, 1994               By /s/ J. M. Gwartney
                                          J. M. Gwartney
                                          Chairman of the
                                          Retirement Committee

                        BOISE CASCADE CORPORATION

                             INDEX TO EXHIBIT
                           Filed with the Report
                      on Form 11-K for the Year Ended
                             December 31, 1993


Reference                Description                        Page Number (1)

Exhibit A                   Consent of Independent Public            16
                            Accountants Dated June 15, 1994



(1) This material appears only in the manually signed original of the report on Form 11-K.

                CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


      As independent public accountants, we hereby consent to the incor-poration of our report dated April 15, 1994, included in this Form 11-K for the year ended December 31, 1993, into the Company's previously filed registration statement on Form S-8 (File No. 33-21964).



                                       ARTHUR ANDERSEN & CO.

Boise, Idaho
June 15, 1994